Exhibit 23.1






                             CONSENT OF INDEPENDENT
                          CERTIFIED PUBLIC ACCOUNTANTS



We have issued our report dated June 24, 2003 (except for Note 9, as to which the date is July 8, 2003 and Note 15, as to which the date is July 10, 2003) (which contains an explanatory paragraph relating to The Singing Machine Company, Inc.'s ability to continue as a going concern as described in Note 2 of the financial statements) accompanying the consolidated financial statements and schedule of The Singing Machine Company, Inc. and subsidiary contained in the Registration Statement and Prospectus. We consent to the use of the aforementioned report in the Registration Statement and Prospectus and to the use of our name as it appears under the caption "Experts."


/s/ GRANT THORNTON LLP


Miami, Florida
October 6, 2003